                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                             ENRON OIL & GAS COMPANY
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   293562 10 4
                                 (CUSIP Number)

                                  Rex R. Rogers
                  Vice President and Associate General Counsel
                                   Enron Corp.
                                1400 Smith Street
                              Houston, Texas 77002
                                 (713) 853-3069
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 16, 1999
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or
Section 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                 SCHEDULE 13D/A

CUSIP NO. 293562 10 4                                          Page 2 of 7 Pages

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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Enron Corp.
         I.R.S. No. 47-0255140
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]
         N/A

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3.       SEC USE ONLY



--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         BK, WC

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d)or 2(e)


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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Oregon

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                  NUMBER OF                 7.       SOLE VOTING POWER**

                   SHARES                            11,500,000
                                            ------------------------------------
                BENEFICIALLY                8.       SHARED VOTING POWER

                  OWNED BY                           0
                                            ------------------------------------
                    EACH                    9.       SOLE DISPOSITIVE POWER**

                  REPORTING                          11,500,000
                                            ------------------------------------
                   PERSON                   10.      SHARED DISPOSITIVE POWER

                    WITH                             0
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,500,000 shares of common stock

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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES  [   ]

         N/A
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.7%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO

--------------------------------------------------------------------------------
** Subject to contractual restrictions on Enron's right to vote or dispose of the shares reported, which restrictions are described in this Amendment No. 4 to Schedule 13D.



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                               AMENDMENT NO. 4 TO
                            STATEMENT ON SCHEDULE 13D

         Reference is made to the Statement on Schedule 13D (the "Statement") filed by Enron Corp. ("Enron") with respect to its beneficial ownership of the common stock, par value $.01 per share ("Common Stock"), of Enron Oil & Gas Company (the "Issuer"). The following items of the Statement are amended in the manner set forth below. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Statement.

ITEM 4.  PURPOSE OF TRANSACTION.

         Until the consummation of the IPO, Enron owned 99.4% of the Common Stock of the Issuer. Pursuant to the IPO, the Issuer sold 23,000,000 shares (after giving effect to the Issuer's June 1994 2-for-1 stock split effected as a stock dividend). Subsequent to the completion of the IPO and prior to August 16, 1999, the Issuer remained a majority-owned subsidiary of Enron, and its assets, liabilities and results of operations were included in the consolidated financial statements of Enron and its consolidated subsidiaries.

         On August 16, 1999, Enron consummated the transactions contemplated by a Share Exchange Agreement, dated July 19, 1999, by and between Enron and the Issuer (as amended by letter agreements between Enron and the Issuer dated as of July 30, 1999 and August 10, 1999 filed as Exhibits E and F hereto, the "Exchange Agreement"), which is filed as Exhibit D hereto. The following summary of the Exchange Agreement is qualified by reference to the Exchange Agreement.

         Under the Exchange Agreement, Enron exchanged 62,270,000 shares of the Common Stock for the stock of EOGI-India, Inc., which was a wholly owned subsidiary of the Issuer and which owned all of the Issuer's China and India operations at the time of closing (the "Exchange"). In connection with the Exchange, the Issuer contributed approximately $600 million in cash to one of the Issuer's India subsidiaries that was transferred to Enron. These funds will be used in connection with international operations.

         Prior to the Exchange, the Board of Directors of the Issuer consisted of eleven directors. Of these directors, five served as executive officers of
Enron:

              Name                    Position with Enron
              ----                    -------------------
              Kenneth L. Lay          Director, Chairman of the Board and
                                      Chief Executive Officer

              Jeffrey K. Skilling     Director, President and Chief
                                      Operating Officer

              Ken L. Harrison         Director, Vice Chairman



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              James V. Derrick        Executive Vice President and
                                      General Counsel

              Richard A. Causey       Executive Vice President and Chief
                                      Accounting, Information and
                                      Administrative Officer

         In addition, John H. Duncan, who served as a non-employee director of Enron and as Chairman of the Executive Committee of Enron's Board of Directors, also served as a director of the Issuer. In connection with the Exchange, all of these individuals resigned as directors of the Issuer.

         After the Exchange, on August 16, 1999, Enron sold 8,500,000 shares of Common Stock to the public in a registered public offering (the "Public Offering"). In addition, the Issuer issued and sold 27,000,000 shares of Common Stock in the Public Offering. After the Public Offering, Enron owned approximately 9.7% of the outstanding shares of Common Stock.

         Additionally, on August 17, 1999, Enron sold 10,000,000 of its 7% Exchangeable Notes due July 31, 2002 (the "Exchangeable Notes") to the public in a registered public offering. In addition to the 10,000,000 Exchangeable Notes sold by Enron on August 17, 1999, the underwriters of the public offering of the Exchangeable Notes have an option, expiring on September 9, 1999, to purchase an additional 1,500,000 Exchangeable Notes from Enron. At the maturity of the Exchangeable Notes, Enron will exchange Common Stock that is owned by Enron for the Exchangeable Notes. The number of shares of Common Stock that Enron will exchange for each Exchangeable Note will not be more than one share and not less than .8475 of a share, depending on the market price of the Common Stock at the maturity of the Exchangeable Notes. As a result, at the maturity of the Exchangeable Notes, Enron will exchange up to 10,000,000 (11,500,000 if the underwriters' option is exercised in full) but not less than 8,475,000 (9,746,250 if the underwriters' option is exercised in full) shares of Common Stock for the Exchangeable Notes.

         Under the Exchange Agreement, each party has made certain representations and warranties, with each party agreeing to indemnify the other party for breaches of such party's representations and warranties.

         Under the Exchange Agreement, Enron has agreed, except as provided below, commencing on July 19, 1999 and ending on February 16, 2000 (the "Lock-Up Expiration Date"), not to, directly or indirectly, sell, transfer, pledge or otherwise dispose of (including without limitation by issuing any debt or equity securities exercisable or exchangeable for, or convertible into) any of Enron's shares of Common Stock to any person other than a wholly owned subsidiary of Enron. However, Enron was permitted by the Exchange Agreement to sell the shares of Common Stock in the Public Offering and the Exchangeable Notes described above. In the event that, pursuant to the terms of the Exchange Agreement, Enron is entitled to sell, any of its shares of Common Stock not sold in the Public Offering or not exchanged for Exchangeable Notes, Enron is required to sell such shares (a) in a public offering registered under the Securities Act, (b) pursuant to Rule 144 promulgated under the Securities Act, (c) to a wholly owned subsidiary of Enron, which would then be bound by


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these restrictions, (d) pursuant to any merger approved by the Issuer's Board of
Directors or (e) any tender offer or exchange offer recommended by the Issuer's Board of Directors.

         In addition, under the Exchange Agreement, Enron has agreed that, commencing on July 19, 1999 and ending on the later of (a) August 16, 2001 and
(b) the earliest date that Enron ceases to beneficially own more than 5% of the issued and outstanding shares of Common Stock (the "Standstill Expiration Date"), unless specifically requested in advance by the Issuer's Board of Directors, neither Enron nor any of its subsidiaries will directly or indirectly
(1) acquire, offer to acquire or agree to acquire, or cause or recommend that any other person acquire, directly or indirectly, by purchase, gift, through the acquisition or control of another person or otherwise, any voting securities of the Issuer, (2) make or in any way participate in, directly or indirectly, any solicitation of proxies to vote or become a participant in any election contest or seek to advise or influence any person with respect to the voting of any voting securities of the Issuer, (3) propose or nominate any nominee for director of the Issuer, (4) submit any stockholder proposal to be voted upon by the stockholders of the Issuer, (5) deposit any voting securities in a voting trust or subject any such voting securities to any arrangement or agreement with respect to the voting of such securities, (6) propose any business combination involving the Issuer or make or propose a tender or exchange offer or any other offer for any of the Issuer's voting securities, or arrange, or participate in the arrangement of, financing thereof, (7) disclose an intent, purpose, plan or proposal with respect to the Issuer or its voting securities inconsistent with the provisions of the Exchange Agreement, (8) after the closing of the Exchange, otherwise act, alone or in concert with or on behalf of others, to seek directly or indirectly to control the officers or Board of Directors of the Issuer or (9) encourage or assist any other person in connection with any of the foregoing. In addition, Enron has agreed that, during the period from August 16, 1999 until the Standstill Expiration Date, at any meeting of the stockholders of the Issuer with respect to which Enron owns shares of Common Stock entitled to vote, Enron will attend such meeting in person or by proxy and will vote all of its shares of Common Stock in the manner, if any, recommended by the Issuer's Board of Directors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) According to the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, the Issuer had 153,914,790 outstanding shares of Common Stock as of July 26, 1999. Giving effect to the Exchange and the issuance and sale of shares of Common Stock by the Issuer in the Public Offering, the Issuer had 118,644,790 outstanding shares of Common Stock as of July 26, 1999. As of the date hereof, Enron beneficially owns 11,500,000 shares of Common Stock, or 9.7% of such number of outstanding shares.

         (b) Enron has sole voting and dispositive power with respect to the shares of Common Stock indicated to be beneficially owned by it in paragraph (a).

         To Enron's knowledge, except as set forth on Schedule II, each of the officers and directors set forth on Schedule II has sole voting and dispositive power with respect to the shares of Common Stock set forth next to such individual's name on Schedule II.


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         (c) Except as described in Item 4 above, which description is incorporated by reference herein, neither Enron nor, to its knowledge, any of the persons named in Schedule I hereto, has effected any transactions in the Common Stock since the filing of Amendment No. 3 to Schedule 13D.

         (d) Not applicable.

         (e) Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         A. Stock Restriction and Registration Agreement dated as of August 23, 1989 by and between Enron and the Issuer (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1 of the Issuer, Registration Statement No. 33-30678, filed August 24, 1989).

         B. Amendment to Stock Restriction and Registration Agreement dated December 9, 1997 by and between Enron and the Issuer (incorporated by reference to Exhibit 10.7 to Annual Report on Form 10-K of the Issuer for the year ended December 31, 1997).

         C. Equity Participation and Business Opportunity Agreement, dated December 9, 1997, between Enron and the Issuer (incorporated by reference to Exhibit 10 to the Registration Statement on Form S-3 of the Issuer, Registration Statement No. 333-44785, filed January 23, 1998).

        *D. Share Exchange Agreement dated as of July 19, 1999, by and between Enron and the Issuer.

         E. Letter Agreement dated as of July 30, 1999, by and between Enron and the Issuer.

         F. Letter Agreement dated as of August 10, 1999, by and between Enron and the Issuer.

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* Previously filed



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         After the reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  August 18, 1999            ENRON CORP.


                                  By:      /s/  TIMOTHY J. DETMERING
                                     -------------------------------------------
                                                Timothy J. Detmering
                                         Vice President, Corporate Development



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                                 EXHIBIT INDEX


         A. Stock Restriction and Registration Agreement dated as of August 23, 1989 by and between Enron and the Issuer (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1 of the Issuer, Registration Statement No. 33-30678, filed August 24, 1989).

         B. Amendment to Stock Restriction and Registration Agreement dated December 9, 1997 by and between Enron and the Issuer (incorporated by reference to Exhibit 10.7 to Annual Report on Form 10-K of the Issuer for the year ended December 31, 1997).

         C. Equity Participation and Business Opportunity Agreement, dated December 9, 1997, between Enron and the Issuer (incorporated by reference to Exhibit 10 to the Registration Statement on Form S-3 of the Issuer, Registration Statement No. 333-44785, filed January 23, 1998).

        *D. Share Exchange Agreement dated as of July 19, 1999, by and between Enron and the Issuer.

         E. Letter Agreement dated as of July 30, 1999, by and between Enron and the Issuer.

         F. Letter Agreement dated as of August 10, 1999, by and between Enron and the Issuer.

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* Previously filed